ESYNCH CORPORATION
                            (a Delaware Corporation)
                      3511 West Sunflower Avenue, Suite 250
                          Santa Ana, California 92704
                  (Principle Executive Offices of the Company)

NOTICE  OF  WRITTEN  CONSENT  OF  SHAREHOLDERS  IN  LIEU  OF  MEETING

NOTICE IS HEREBY GIVEN that certain shareholders of eSYNCH CORPORATION, (hereinafter referred to as the "Company"), having more than fifty percent (50%) of the total voting shares of the Company, have provided their written consent to the proposed actions as set forth in the Information Statement, which actions shall take effect no sooner than 20 calendar days following the mailing of the herein Information Statement. The certain shareholder's written consents cover the following shareholder action:

(i) an Action by Written Consent dated January 30th, 2002, of the Stockholders of the Company on the amendment to the Articles of Incorporation of the Company, as amended, to increase the number of shares authorized for issuance from 50,000,000 to 250,000,000;

As of January 14, 2001, there were 49,747,005 Class A Common Stock shares issued and outstanding, having 49,747,005 votes and 66.5 Series J Preferred Shares issued and outstanding having 42,204,629 votes totaling 74,099,214 votes for any matter that may be voted upon by the shareholders of the Company. This Information Statement will be mailed to all shareholders of record as of January 14, 2002.

By  order  of  the  Board  of  Directors.                    February  11,  2002

/s/  Thomas  Hemingway
----------------------
Thomas  Hemingway
Chief  Executive  Officer
eSynch  Corporation




 Please note that the number of votes per share (366,199) granted of Series J preferred stock is based on the number of shares of Common (366,199) that each share of Series J preferred stock could be converted to on the date of record, January 14, 2002.